SHARE PURCHASE AGREEMENT


         THIS AGREEMENT is made as of the 25th day of September, 2000 between Pioneer Funds Distributor, Inc., a Delaware corporation ("PFD"), and Pioneer Global Telecoms Fund, a Delaware business trust (the "Fund").

         WHEREAS, the Fund wishes to sell to PFD, and PFD wishes to purchase from the Fund, $100,000 of shares of beneficial interest of the Fund (10,000 shares at a purchase price of $10.00 per share (collectively, the "Shares")); and

         WHEREAS, PFD is purchasing the Shares for the purpose of providing the initial capitalization of the Fund as required by the Investment Company Act of 1940;

         NOW, THEREFORE, the parties hereto agree as follows:

         1. Simultaneously with the execution of this Agreement, PFD is delivering to the Fund a check in the amount of $100,000 in full payment for the Shares.

         2. PFD agrees that it is purchasing the Shares for investment and has no present intention of redeeming or reselling the Shares.

         3. PFD further agrees that it may not withdraw the Shares from the Fund for the first two years and at a rate, which at any time during the Fund's next three years of operations, exceeds in the aggregate $1,666.67 per month.

         Executed as of the date first set forth above.


                                            PIONEER FUNDS DISTRIBUTOR, INC.


                                            /s/ David D. Tripple
                                            By: David D. Tripple
                                            Its: President


                                            PIONEER GLOBAL TELECOMS FUND


                                            /s/ David D. Tripple
                                            By: David D. Tripple
                                            Its: Executive Vice-President